CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April 19, 2006

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS MANAGEMENT FEE INCREASE

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) reports that the fee paid by Cream to Lang Mining Corporation for the management services of Frank A. Lang has been increased from $2,500 per month to $5,000 per month effective April 1, 2006, on a month to month basis until the earlier of such time as Frank A. Lang’s services are terminated by the Company or Frank A. Lang ceases to be an officer of the Company.  The aforementioned management services agreement between the Company and Lang Mining Corporation is verbal in nature.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.
President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.